                                                                  EXHIBIT 99.(A)

                                PEOPLESOFT, INC.

                 EXERCISE OF OPTION TO PURCHASE ALL ISSUED AND
                   OUTSTANDING SHARES OF CLASS A COMMON STOCK
                    OF MOMENTUM BUSINESS APPLICATIONS, INC.
                             ---------------------
                           NOTICE TO STOCKHOLDERS OF
                      MOMENTUM BUSINESS APPLICATIONS, INC.
                             ---------------------
     This information is disseminated pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

     This notice relates to PeopleSoft, Inc.'s exercise of an option to purchase all issued and outstanding shares of Class A Common Stock of Momentum Business Applications, Inc. The purchase of the Momentum Class A Common Stock described in this notice is pursuant to the exercise of an option in favor of PeopleSoft contained in Momentum's Certificate of Incorporation and does not require any action on the part of Momentum, its board of directors or the holders of the Class A Common Stock.

                                SUMMARY OF TERMS

     PeopleSoft, Inc. wishes to advise holders of the Class A Common Stock of Momentum Business Applications, Inc. that, on January 29, 2002, PeopleSoft exercised its option to purchase all of the issued and outstanding shares of Class A Common Stock of Momentum, or Purchase Option, as provided in Momentum's Restated Certificate of Incorporation filed with the Delaware Secretary of State on December 31, 1998, as amended by the Certificate of Amendment filed with the Delaware Secretary of State on September 19, 2001. The Certificate of Incorporation, together with the Certificate of Amendment, is referred to in this notice as the Restated Certificate. A copy of each of the Certificate of Incorporation and the Certificate of Amendment is attached as Annex A and Annex B, respectively.

     - Closing Date -- The closing date for this purchase, or the Closing Date, is presently scheduled for March 31, 2002, subject to extension in certain circumstances, such as the need for regulatory clearance.

     - Aggregate Purchase Price -- The purchase price for all issued and outstanding shares of Class A Common Stock is $90 million. As of February 1, 2002, there were 4,779,310 shares of Class A Common Stock issued and outstanding. This number includes the exercise of all outstanding stock options on January 31, 2002.

     - Per Share Purchase Price -- You will receive approximately $18.80 for each share of Class A Common Stock that you hold as of the close of business on the Closing Date.

     - Payment of the Purchase Price -- In accordance with the Restated Certificate, PeopleSoft will deposit $90 million with our Payment Agent, EquiServe Trust Company N.A., on or before the Closing Date and will provide the Payment Agent with an irrevocable direction to pay these funds to the holders of Momentum Class A Common Stock as of the close of business on the Closing Date. AFTER COMPLYING WITH THESE CONDITIONS, OWNERSHIP OF ALL MOMENTUM CLASS A COMMON STOCK WILL AUTOMATICALLY TRANSFER TO PEOPLESOFT ON THE CLOSING DATE. If you physically hold your Class A Common Stock certificates, the Payment Agent will be instructing you on how to submit your certificates for payment. You will receive your payment from the Payment Agent after you submit the certificates. See "Special Factors-Consequences" on page 2 regarding possible backup withholding.If you hold your Class A Common Stock in book entry form, you will automatically receive payment from the Payment Agent after the Closing Date. If you hold your Class A Common Stock in a brokerage account, your broker will credit your account with the purchase price. See "Contracts, Arrangements or Understandings With Respect to
       Momentum's Class A Common Stock" on page 7.

                              NATURE OF DISCLOSURE

     PeopleSoft, Inc. is providing this information to the security holders of Momentum in compliance with Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

SPECIAL FACTORS:

  PURPOSE

     The purpose of this transaction for PeopleSoft is to acquire the rights to all products and product candidates developed or under development by PeopleSoft and Momentum pursuant to the Development and License Agreement between PeopleSoft and Momentum dated as of December 30, 1998, as amended as it is permitted to do so pursuant to its Purchase Option. PeopleSoft believes that it is in the best interests of PeopleSoft and PeopleSoft's stockholders to exercise the Purchase Option at this time.

     PeopleSoft holds an option to license each of the individual products being developed by PeopleSoft on behalf of Momentum and has exercised its option with respect to six of these products. Such licenses obligate (and any future licenses would obligate) PeopleSoft to make significant product payments to Momentum. Therefore, maintaining the existing licenses in place and potentially exercising the license option with respect to individual products in the future were not considered by PeopleSoft to be the most effective and comprehensive means to acquire all of Momentum's products and product candidates.

     The transaction was structured pursuant to the terms of the Purchase Option set forth in Momentum's Restated Certificate. This transaction is being undertaken at this time because PeopleSoft expects that Momentum's Available Funds, as such phrase is defined in the Restated Certificate, may fall below $2.5 million by the end of the year 2002, triggering the expiration of the Purchase Option. For the reasons described above, PeopleSoft's directors determined that exercise of the Purchase Option at this time was in the best interests of PeopleSoft and its stockholders.

  CONSEQUENCES

     The transaction described in this notice will cause Momentum to become a wholly-owned subsidiary of PeopleSoft. As a result, PeopleSoft will indirectly own all of the assets of Momentum. Momentum's Class A Common Stock will be de-listed from the Nasdaq National Market and Momentum's public reporting obligations will be suspended.

     The transaction described in this notice will cause each stockholder of Class A Common Stock to dispose of his, her or its Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified above.

     The material United States federal income tax considerations for Momentum stockholders relating to the exercise of the Purchase Option generally are as described below. This discussion does not address state, local or foreign tax law, and only provides general information regarding Momentum stockholders that are "United States persons" within the meaning of the Internal Revenue Code of 1986, as amended, or the Code. It may not address all relevant United States federal income tax consequences to such persons, and it does not address United States federal income tax consequences to other categories of Momentum stockholders, e.g., foreign persons, dealers in securities, stockholders that are exempt from federal income tax, stockholders who received their Momentum stock by the exercise of an option or as compensation, or stockholders who do not hold their Class A Common Stock as capital assets. This discussion is based on present United States federal income tax laws, all of which are subject to change or different interpretations by the courts or the Internal Revenue Service, and all of which changes or different interpretations may have retroactive effect.

This discussion does not bind the Internal Revenue Service, and the Internal Revenue Service could take positions contrary to those discussed below. ALL HOLDERS OF CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

     Holders of Class A Common Stock will have a capital gain or loss due to the exercise of the Purchase Option equal to the difference between (a) the cash received and (b) the holder's basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option will be long-term capital gain or loss if the holder's holding period for the Class A Common Stock exceeds one year at the time of the closing of the exercise of the Purchase Option. However, the combination of the Class A Common Stock and the Purchase Option may be deemed a "straddle," in which case the holding period for the Class A Common Stock would not begin until the date that the Purchase Option is exercised and capital gain or loss as a result of the exercise of the Purchase Option would be short-term capital gain or loss. Limitations may apply to deduction of capital loss.

     To the extent that a holder of Class A Common Stock has not provided or does not provide a correct taxpayer identification number on IRS Form W-9 or a substitute therefor, such holder may be subject to backup withholding.

  FAIRNESS

     PeopleSoft reasonably believes that the transaction described in this notice is fair to the unaffiliated holders of Momentum Class A Common Stock. The transaction was unanimously approved in an action by unanimous written consent of the PeopleSoft board of directors.

     The material factors upon which this belief is based are set forth below. PeopleSoft did not assign any particular weight to any of the factors listed below.

  Contract Right

     The Purchase Option is a contract right which was an integral part of the capital structure of Momentum. It is memorialized in Momentum's Certificate of Incorporation filed with the Delaware Secretary of State prior to the distribution to the initial holders of Class A Common Stock, and, as noted below, was described in the Information Statement, dated December 31, 1998, disseminated to the initial holders of Class A Common Stock, who received their shares without consideration as a distribution on their PeopleSoft stock. The Purchase Option has also been described to all subsequent holders of Class A Common Stock through Securities and Exchange Commission filings and public statements and/or press releases of Momentum.

  Stockholder Awareness of Purchase Option

     The initial holders of the Class A Common Stock received their stock as a distribution on their PeopleSoft stock in 1999. The Purchase Option, as a material term of the Class A Common Stock, was described in the Information Statement distributed in connection with the distribution of the Class A Common Stock. The Purchase Option was also set forth in Momentum's Restated Certificate, which was publicly filed both with the Delaware Secretary of State and the Securities and Exchange Commission prior to the distribution. Pursuant to Momentum's Restated Certificate, the stock certificates for the Class A Common Stock were legended to put the holders thereof on notice of the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K and Form 10-Q filed by Momentum. In addition, Momentum included a risk factor under the heading "PeopleSoft May Not Exercise Its License Option or Purchase Option" in the Information Statement, which specifically states that PeopleSoft has sole discretion as to when, if ever, it exercises the Purchase Option. As a result, every holder of Momentum Class A Common Stock received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock.

  The Price of the Purchase Option is the Greatest of the Possible Valuation Methods Provided for in the Restated Certificate

     Article FIFTH of Momentum's Restated Certificate provides that the exercise price of the Purchase Option shall be the greatest of four possible methods of valuation that are set forth in such Article -- (i) a formula generally based upon the amount of royalty payments made by or due from PeopleSoft to Momentum during the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised; (ii) the fair market value of 600,000 shares of PeopleSoft common stock determined on the date the Purchase Option is exercised;
(iii) $300 million plus any additional fees less the total amount paid by or due from Momentum to PeopleSoft under the Development Agreement described above; or
(iv) (a) $90 million if the Purchase Option is exercised no later than February 15, 2002, (b) $92.5 million if the Purchase Option is exercised at any time on or between February 16, 2002 and May 15, 2002, or (c) $95 million if the Purchase Option is exercised at any time on or after May 16, 2002. Of these four methods, methods (i) and (iv) listed above were amended in September 2001 by the Certificate of Amendment approved by the Momentum stockholders. In particular, method (iv) listed above was increased from a previous valuation of $75 million to a minimum valuation of $90 million. On the date of the notice of exercise, $90 million was the highest value determined in accordance with the Restated Certificate.

  The Per Share Price of the Purchase Option is Comparable to the Current Market Price for the Class A Common Stock

     From February 1, 2001 to January 31, 2002, based on closing price, the Class A Common Stock has traded in the range of $11.88 to $20.50 per share, for a total market capitalization of between $55.8 to $96.2 million. In addition, the sum of the per share exercise price of $18.80 and the cash dividend of $1.85 per share paid to the holders of Class A Common Stock on February 22, 2002 exceeds the average closing price of the stock for the 20 trading days immediately preceding the date of exercise of the Purchase Option, which was $19.70 per share.

  PeopleSoft has Sole Discretion as to the Timing of the Purchase Option
  Exercise

     As discussed above, the unaffiliated holders of the Class A Common Stock have been aware of the methods of valuation of the Purchase Option and that PeopleSoft possessed the exclusive right to exercise the Purchase Option at any time until its expiration. The risk factor in the Information Statement discussed above specifically disclosed that PeopleSoft may exercise the Purchase Option at a time when the exercise price is as low as possible. There has been a trading market in the Class A Common Stock since the distribution of such stock in which holders could liquidate their positions if they chose to do so to avoid the risk that PeopleSoft would exercise its Purchase Option.

     If PeopleSoft had not exercised the Purchase Option on January 29, 2002, it is likely that the exercise price under the Restated Certificate would have been higher through the anticipated expiration of the Purchase Option. There could however be no assurance that PeopleSoft would have elected to exercise the option at such higher price in the future.

  APPROVAL OF SECURITY HOLDERS; UNAFFILIATED REPRESENTATIVE

     Momentum's Restated Certificate does not require any approval of the stockholders of Momentum for the exercise of the Purchase Option.

     Because no action is required by either of Momentum's directors or Momentum's security holders to effect the Purchase Option, PeopleSoft believes, after making reasonable inquiry of management of Momentum, that no directors of Momentum have retained an unaffiliated representative to act solely on behalf of any security holders of Momentum.

  REPORTS

     Neither PeopleSoft nor, to the best of PeopleSoft's knowledge after reasonable inquiry of Momentum, Momentum, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the transaction described herein.

  IDENTIFICATION AND SECURITIES OF MOMENTUM

     The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices are:

       Momentum Business Applications, Inc.
        4301 Hacienda Drive, Suite 410
        Pleasanton, CA 94588
        (925) 469-6621

     The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.001, of Momentum. The amount of Class A Common Stock outstanding as of January 29, 2002, the most recent practicable date, is 4,693,826 shares. The approximate number of holders of record of such Class A Common Stock as of January 29, 2002, the most recent practicable date, is 2010.

     The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low closing bid quotations for the Class A Common Stock for each quarterly period during the past two years is:

PERIOD ENDING                                                  HIGH     LOW
-------------                                                 ------   ------
January 31, 2002............................................  $20.50   $18.20
October 31, 2001............................................  $18.90   $16.99
July 31, 2001...............................................  $17.20   $12.80
April 30, 2001..............................................  $13.50   $11.88
January 31, 2001............................................  $12.13   $10.13
October 31, 2000............................................  $11.50   $ 9.63
July 31, 2000...............................................  $12.13   $ 7.09
April 30, 2000..............................................  $ 8.62   $ 7.12

     Effective January 29, 2002, Momentum announced a cash dividend on all Momentum Class A and Class B Common Stock in the amount of $1.85 per share payable on February 22, 2002 to stockholders of record at the close of business on February 12, 2002.

     To the best of PeopleSoft's knowledge, after making reasonable inquiry, Momentum has not paid any other dividends on the Class A Common Stock in the past two years.

     Momentum is restricted from paying any dividends on the Class A Common Stock (i) unless the same per share dividend is declared on the Class B Common Stock; and (ii) if, after payment of such dividend, the amount of Momentum's cash, cash equivalents and short-term and long-term investments would be less than the amount of Available Funds remaining after expenditures pursuant to the Development Agreement, as of the date of such dividend.

IDENTIFICATION OF PEOPLESOFT:

     This filing is being made by PeopleSoft. PeopleSoft's principal business is the design, development, marketing and support of a family of enterprise application software products for use throughout large and medium sized organizations. The address of its principal executive offices are:

       PeopleSoft, Inc.
        4460 Hacienda Drive
        Pleasanton, CA 94588
        (925) 694-3000

     During the last five years, PeopleSoft has not been convicted in a criminal proceeding. During the last five years, PeopleSoft has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS:

     The nature and approximate amount in dollars of any transaction between PeopleSoft and Momentum which has occurred during the past two years are as follows:

          (i) From January 1, 2000 to January 31, 2002, Momentum incurred approximately $229.5 million in development costs pursuant to the Development Agreement whereby PeopleSoft was retained by Momentum to perform certain research and development activities directed toward the selection and development of software application products.

          (ii) From January 1, 2000 to January 31, 2002, Momentum paid approximately $0.8 million to PeopleSoft pursuant to a Services Agreement dated as of December 30, 1998, whereby PeopleSoft was retained by Momentum to supply certain administrative services to Momentum in exchange for payment of PeopleSoft's costs in the provision of such services.

          (iii) In June 2000, Momentum purchased developed technology from PeopleSoft for a total price of $9.7 million. The purchased technology is utilized by Momentum in advancing the development of Momentum Products (as that term is defined in the Development Agreement).

          (iv) From January 1, 2000 to January 31, 2002, PeopleSoft paid Momentum approximately $8.7 pursuant to a Marketing and Distribution Agreement dated as of December 30, 1998, as amended, whereby PeopleSoft licensed certain proprietary technology of Momentum.

          (v) Pursuant to the Marketing and Distribution Agreement, Momentum granted to PeopleSoft an option to obtain a license to certain products developed by Momentum. No amounts have been paid by either PeopleSoft or Momentum to the other party pursuant to this license option in the past two years except as set forth in (iv) above.

     In July 2001, PeopleSoft and Momentum amended the Development Agreement and the Marketing and Distribution Agreement to restructure PeopleSoft's payments to Momentum in exchange for the license to products developed by Momentum, which amendment became effective upon filing of the Certificate of Amendment with the Delaware Secretary of State following approval of the Momentum stockholders.

TERMS OF THE TRANSACTION:

     PeopleSoft exercised its option to purchase all of Momentum's Class A Common Stock on January 29, 2002 by delivering an exercise notice to Momentum. The exercise price of the Purchase Option is $90 million. PeopleSoft will deposit the exercise price with its Payment Agent, EquiServe Trust Company N.A., on or prior to the Closing Date. Promptly following the Closing Date, the Payment Agent will distribute the exercise price pro rata to each holder of Class A Common Stock determined as of the close of business on the Closing Date.

     In accordance with the terms of Momentum's Restated Certificate, the holders of the Class A Common Stock do not need to take any steps, nor do they have any right, to approve the purchase by PeopleSoft. Title to the Class A Common Stock will automatically vest in PeopleSoft on the Closing Date and the exercise price will be paid to the Momentum stockholders in accordance with their respective interests. See "Special Factors-Consequences" on page 2 regarding possible backup withholding.

PLANS OR PROPOSALS OF PEOPLESOFT:

     Subsequent to the purchase of the Class A Common Stock by PeopleSoft, Momentum will be a wholly-owned subsidiary of PeopleSoft. PeopleSoft currently plans to merge Momentum into PeopleSoft promptly after the Closing Date. Momentum's Class A Common Stock will also be de-listed from the Nasdaq National Market. In addition, Momentum will file a Form 15 with the Securities and Exchange Commission to suspend its reporting requirements under the Exchange Act. PeopleSoft also intends to fill any vacancies on Momentum's board of directors with PeopleSoft employees.

INTEREST IN SECURITIES OF MOMENTUM:

     As of January 29, 2002, no shares of Class A Common Stock of Momentum are beneficially owned by PeopleSoft, by any pension, profit sharing or similar plan of PeopleSoft or, to PeopleSoft's knowledge after reasonable inquiry, by any executive officer and director of PeopleSoft, any person controlling PeopleSoft or any executive officer of any corporation ultimately in control of PeopleSoft or by any associate or majority owned subsidiary of PeopleSoft, except as follows: David Duffield beneficially owned 302,669 shares and Craig A. Conway beneficially owned 60 shares. None of the foregoing has the right to acquire additional shares of Class A Common Stock.

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO MOMENTUM'S CLASS A COMMON STOCK:

     Article FIFTH of Momentum's Restated Certificate provides PeopleSoft with the Purchase Option. The Purchase Option provides that PeopleSoft may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after Momentum provides PeopleSoft with a statement that, as of the end of any calendar month, there are less than $2.5 million of Available Funds remaining after expenditures pursuant to the Development Agreement, accompanied by a report of Momentum's independent auditors stating that nothing has come to their attention indicating that there are $2.5 million or more of Available Funds remaining at that date; or (ii) December 31, 2002 (subject to certain extension rights). PeopleSoft may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to Momentum. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price. The closing date must be within 60 days of the exercise date but may be extended by PeopleSoft in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. PeopleSoft exercised the Purchase Option by providing the foregoing exercise notice to Momentum on January 29, 2002. The Closing Date is currently scheduled for March 31, 2002.

     From the date of exercise of the Purchase Option until the Closing Date, Momentum is prohibited by the terms of Momentum's Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of PeopleSoft.

     Article FOURTH of Momentum's Restated Certificate provides that as soon as PeopleSoft exercises the Purchase Option, Momentum's board shall cease to be classified, the number of authorized Momentum directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of Momentum's Class B Common Stock (currently PeopleSoft) shall have the sole right to appoint the directors thereafter.

     Within 15 business days after the mailing of the exercise notice to Momentum, Momentum must provide PeopleSoft with a status statement containing certain financial information. Momentum provided the status statement to PeopleSoft on February 13, 2002. This financial information includes all actual and contingent liabilities of Momentum. PeopleSoft then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

     PeopleSoft must designate a payment agent who will distribute the exercise price to the Momentum stockholders. PeopleSoft must also deposit both the exercise price and irrevocable instructions to pay the exercise price to Momentum stockholders of record as of the close of business on the Closing Date with the payment agent on or prior to the Closing Date. PeopleSoft has designated EquiServe Trust Company N.A. as Payment Agent.

     On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in PeopleSoft without further act of any person. Registered stockholders who hold physical stock certificates must submit their certificates to the Payment Agent in order to receive their pro rata share of the exercise price, whereas registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

OTHER PROVISIONS OF THE TRANSACTION:

     Because the exercise of the Purchase Option does not constitute a merger or consolidation, no appraisal rights are available under either applicable law or the Restated Certificate to Momentum stockholders in respect of the exercise of the Purchase Option. PeopleSoft is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

     PeopleSoft is did not grant access to any unaffiliated security holders to the corporate files of PeopleSoft or appoint counsel or appraisal services for unaffiliated security holders at the expense of PeopleSoft.

TRANSACTION EXPENSES:

     PeopleSoft's reasonably itemized statement of expenses for the transaction includes filing fees of $18,000, printer fees of approximately $10,000, accounting fees of approximately $5,000 and legal fees of approximately $50,000. Momentum will not be responsible for paying any of such expenses.

SOURCE OF TRANSACTION FUNDS:

     The source of funds to pay the exercise price and the transaction expenses is cash reflected on PeopleSoft's balance sheet.

SUMMARY OF FINANCIAL STATEMENTS:

  SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA

        Set forth below is a summary of Momentum's selected unaudited consolidated financial data, which has been excerpted or derived from the information contained in Momentum's Annual Report on Form 10-K for the year ended April 30, 2001, its Annual Report Form 10-K for the year ended April 30, 2000, and its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001. More comprehensive information is included in such reports and other documents filed by Momentum with the Securities and Exchange Commission, and the following information should be read in conjunction with such reports and other documents and the financial information (including any related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations) contained therein.

                            STATEMENTS OF OPERATIONS

                                                          FISCAL           FISCAL            FISCAL
                                                        YEAR ENDED       YEAR ENDED      QUARTER ENDED
                                                      APRIL 30, 2000   APRIL 30, 2001   OCTOBER 31, 2001
                                                      --------------   --------------   ----------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from PeopleSoft............................     $    563        $   6,460          $    508
Costs and expenses:
  Cost of revenues..................................           54            1,766             1,243
  Product development...............................       54,099          129,741            24,047
  General and administrative........................        1,434            1,202               738
                                                         --------        ---------          --------
     Total costs and expenses.......................       55,587          132,709            26,028
                                                         --------        ---------          --------
Operating loss......................................      (55,024)        (126,249)          (25,520)
Other expense.......................................           --               68                --
Interest income.....................................       12,778            9,975               475
                                                         --------        ---------          --------
Income (loss) before income taxes...................      (42,246)        (116,342)          (25,045)
Provision for (benefit from) income taxes...........         (173)              --                --
                                                         --------        ---------          --------
Net income (loss)...................................     $(42,073)       $(116,342)         $(25,045)
                                                         ========        =========          ========
Basic and diluted earnings (loss) per share.........     $  (8.96)       $  (24.78)         $  (5.33)
                                                         ========        =========          ========
Weighted average shares outstanding used in basic
  and diluted per share computation.................        4,695            4,695             4,695
                                                         ========        =========          ========

                               BALANCE SHEET DATA

                                                             APRIL 30,   APRIL 30,   OCTOBER 31,
                                                               2000        2001         2001
                                                             ---------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                     PER SHARE AMOUNTS)
ASSETS

Current assets:
  Cash and cash equivalents................................  $228,218    $  63,283    $  25,899
  Short term investments...................................        --       13,768       10,340
  Accounts receivable from PeopleSoft......................       563        1,973           --
  Income taxes receivable..................................       224           --           --
                                                             --------    ---------    ---------
          Total current assets.............................   229,005       79,024       36,239
Long term investments......................................        --       10,313           --
Capitalized software, net..................................       432       12,478       10,676
                                                             --------    ---------    ---------
          Total assets.....................................  $229,437    $ 101,815    $  46,915
                                                             ========    =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Payable to PeopleSoft....................................  $ 20,677    $   8,946    $   7,352
  Accounts payable.........................................        36          283          131
  Accrued liabilities and other............................       293          341          105
                                                             --------    ---------    ---------
          Total current liabilities........................    21,006        9,570        7,588
Stockholders' equity:
  Common Stock.............................................         5            5            5
  Additional paid-in capital...............................   249,996      249,996      251,243
  Accumulated deficit......................................   (41,570)    (157,756)    (211,921)
                                                             --------    ---------    ---------
          Total stockholders' equity.......................   208,431       92,245       39,327
                                                             --------    ---------    ---------
          Total liabilities and stockholders' equity.......  $229,437    $ 101,815    $  46,915
                                                             ========    =========    =========

Note to Selected Consolidated Financial Data:

     (1) Momentum had no material fixed charges for the periods presented.

CONCLUSION:

     If you have any questions with respect to this transaction, please contact PeopleSoft Investor Relations Department at (925) 694-5670.

     PeopleSoft and Momentum wish to thank you for your investment and interest in Momentum. We sincerely hope that you are pleased with your return on this investment.

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